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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

iPass Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

46261V108 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46261V108	SCHEDULE 13G	Page 2 of 5 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Cisco Systems, Inc. Tax ID Number: 77-0059951

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 3,424,658 6 Shared Voting Power 0 7 Sole Dispositive Power 3,424,658 8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,424,658

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.66%

12	Type of Reporting Person CO

CUSIP No. 46261V108	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

iPass Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3800 Bridge Parkway, Redwood Shores, California 94065

Item 2(a)	Name of Person Filing:

Cisco Systems, Inc.

Item 2(b)	Address of Principal Business Office or, if none, Residence

170 West Tasman Drive, San Jose, California 95134

Item 2(c)	Citizenship:

State of California

Item 2(d)	Title of Class of Securities:

Common stock, $0.001 par value per share

Item 2(e)	CUSIP Number: 46261V108

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership.

The following information with respect to the ownership of the Common Stock of the Issuer by the Person filing this Statement is provided as of December 31, 2003

(a) Amount beneficially owned: 3,424,658

(b) Percent of class: 5.66%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,424,658

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,424,658.

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP No. 46261V108	SCHEDULE 13G	Page 4 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 46261V108	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2004	CISCO SYSTEMS, INC.

	By:	/s/ Dennis D. Powell

	Name:	Dennis D. Powell
	Title:	Senior Vice President and Chief Financial Officer